UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDED SCHEDULE 13 G

Under the Securities Exchange Act of 1934
(Amendment No. )

S.Y. BANCORP, INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

785060104
(CUSIP Number)

Check the following box if a fee is being paid with this statement. [ ]

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

CUSIP No. 785060104

1.	Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons
Stock Yards Bank & Trust Company
61-0354170

2.	Check the Appropriate Row if a Member of a Group
(a)
(b) X

3.	SEC Use Only __________________________________________________________

4.	Citizenship or Place of Organization
Kentucky

Number of Shares Beneficially Owned by Each Reporting Person With:
5.	Sole Voting Power	738,356
6.	Shared Voting Power	424,904
7.	Sole Dispositive Power	375,390
8.	Shared Dispositive Power	424,904
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,166,855
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row 9	8.36%
12.	Type of Reporting Person	BK

Item 1.(a)	Name of Issuer
S.Y. Bancorp, Inc.

Item 1.(b)	Address of Issuer's Principal Executive Offices
1040 East Main Street Louisville, KY 40206

Item 2.(a)	Name of Person Filing
Stock Yards Bank & Trust Company

Item 2.(b)	Address of Principal Business Office, or if None, Residence
Same as 1(b)

Item 2.(c)	Citizenship
A Kentucky Corporation

Item 2.(d)	Title of Class of Securities
Common Stock

Item 2.(e)	CUSIP Number
785060104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
[X] Bank as defined in Section 3(a)(6) of the Act

Item 4.	Ownership
(a)	Amount Beneficially Owned as of December 31, 2004:1,166,855

The Bank, in its various fiduciary capacities as agent, personal representative, custodian and trustee, is the beneficial owner (as that term is defined in Rule 13d-3) of 1,312,501 shares of the Common Stock, no par value, of S.Y. Bancorp, Inc., the Bank's parent company.

(b)	Percent of Class:
8.36%

(c)	Number of Shares as to which such person has:
(i)	sole power to vote or to direct the vote
738,356
(ii)	shared power to vote or to direct the vote
424,904
(iii)	sole power to dispose or to direct the disposition of
375,390
(iv)	shared power to dispose or to direct the disposition of
424,904

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [   ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain of the securities held by the Bank in its various fiduciary capacities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 24, 2005

STOCK YARDS BANK & TRUST COMPANY

By: /s/ Kathy C. Thompson
Kathy C. Thompson Senior Executive Vice President